Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: February 1, 2022

D-ORBIT S.p.A.

YAHOO FINANCE LIVE - INTERVIEW TRANSCRIPT

JANUARY 28, 2022

Alexis Christoforous, Anchor, Yahoo Finance Live: Italian Space company D-Orbit is set to go public via a merger with the special purpose acquisition company, Breeze Holdings in a deal that values the satellite startup at $1.4 billion. Joining me now is D-Orbit's CEO, Luca Rossettini. Luca, thanks for being here. Let's start with what D-Orbit does. I know it's a space transportation company that really focuses on what's called "last mile delivery." Explain for us what that is with regards to space and why it's so important

Luca Rossettini, Founder and CEO, D-Orbit: Yeah, thank you. Thank you for having me here. So, what we do, it's really last mile delivery service. So, imagine you have like a delivery truck. And you fill this truck with packages that you want to deliver to Boston, New York, San Francisco, and so on.

And, well, we do the same stuff in space. So, we fill our cargo space vehicle with satellites. And we are capable of delivering the satellites in many different locations in space, reducing the time by up to 85% and the overall costs of deploying the entire constellations of satellites by up to 40%.

Alexis Christoforous: So, I know your key product is this ION Satellite Carrier. Do you have a patent on that? Does anybody else do that the way you are? And why is it so important for the client?

Luca Rossettini: Yeah, so we have a bunch of patents. We have more than 40 patents filed in 18 countries to protect our technology. The reality is that the market is growing so fast that if you really want to keep innovation, you need to keep improving and get close to the customer. So why customers are using our ION? Well, because today the alternative is just wait to have the satellites reach in the final position that is consuming life of the satellites. Consuming life means consuming revenues that you are not making. And on the other end, today you cannot reach all the orbital positions. So, if you have a transport system, you can really go wherever you want, and in the least amount of time.

Alexis Christoforous: So, in terms of just the numbers, you brought in about $3.5 million in revenue last year. You're looking for that to grow to $22 million by the end of this year. I know you've done some work with SpaceX. Can you give us a feel for who some of the other clients are? And when do you hope to be cash positive?

Luca Rossettini: Yeah, sure. So, we have six missions already done and four with our cargo vehicle, ION, that you just mentioned. By the way, the last is currently in orbit. And we just deployed another satellite today. And we will keep launching these IONs full of paying customers for this year and also the next year. So that's where most of the money that we are going to make is coming from. We are going to be cash positive in 2024.

And this is not the only line of business that we have. So, we mentioned the last mile delivery. But after we deploy all the satellites, we still have fully functional satellites in orbit that we can use to deliver additional services. I just want to mention two. One is an in-orbit demonstration of technology from other customers. That's very important. This is helping the entire ecosystem to grow faster.

So, we allow customers, like young startups that they have a good technology, but they need to validate the technology before selling to the market, to go up to space and prove it in a few months rather than in several years and spending several millions. This is something that we are already delivering to customers. This is like an existing service.

The other one -- that we are building step by step, so, this is not yet on the market, but it's going to be on the market soon -- is a space cloud computing service. So, in June last year, we sent a server on board our cargo. And we tested several AI applications from several customers on board of our platform. This mission that is in space right now also has a server. And the more we launch, the more we create this space cloud computing at service of satellite operators.

Alexis Christoforous: Luca, I want to ask you about your decision to do this via SPAC. Because SPACs have sort of fallen out of favor with a lot of investors over the past year. And of nine space companies that went public through SPAC mergers last year, all but one actually finished underwater. So why was the right-- why was this the right way for your company to come to the public market?

Luca Rossettini: Yeah, so we evaluated several possibilities. So, in our DNA, since the first launch we understood that our path was towards the public market. So, when the time came, we evaluated the different possibilities. And then we met Breeze Holdings, that really made our decision very easy. Great, great people, great management, entrepreneurial spirit. They also came along with the Bolden Group as partners. Bolden Group is a group of experts in the aerospace and defense business. They are helping a lot on expanding our relationships. So, it was the right decision. And the proceeds that we are going to use will help us to grow the business and to achieve what we put in our plan.

Alexis Christoforous: And quickly, Luca, what do you see as the next phase of the new space economy?

Luca Rossettini: Yeah, new space economy, it's growing so fast. It's really amazing what is happening in our sector. And, you know, just a few years ago, the new space economy was considered science fiction. So, I mean, even what we do today was considered science fiction at that time. And now it's a reality.

So, what we are expecting is a continuous growth of the number of satellites that are going to be launched. And the reason why I'm saying that is because the industries on Earth are growing, moving towards digitalization, industry 4.0, big data. They are using more and more predictive analytics. And most of the data are coming from satellites. So, there will be a big need of data from satellites. That's why the sector will keep growing. But there will be another phase. So, this is-- I like to say there is a space to Earth market, right, so satellites providing data to help the Earth.

But something else is happening. There is a space-to-space market that is just started. So, we will see companies more and more operating in space, offering services to other operators that are in space. And this is coming in the following years.

Alexis Christoforous: Yeah, lots to look forward to. Luca Rossenttini, D-Orbit's CEO. Thank you so much and best of luck with the SPAC merger.